

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

October 6, 2009

<u>Via U.S. Mail and Facsimile to (619) 330-2628</u>

Mr. Kevin Claudio
Chief Financial Officer
Helix Wind, Corp.
1848 Commercial Street
San Diego, California 92113

>   **Re: Helix Wind, Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed February 10, 2009**
>   **Amendment No. 2 to Form 10-K for the Fiscal Year Ended**
>   ** December 31, 2009**
>   **Filed August 14, 2009**
>   **Amendment No. 1 to Form 10-Q for the Quarterly Period Ended**
>   ** March 31, 2009**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2009**
>   **File No. 000-52107**

Dear Mr. Claudio:

  We have reviewed your response dated September 25, 2009, and have the following comments. Where indicated, we think you should revise your Form 10-K and Forms 10-Q in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to the Form 10-K for the Fiscal Year Ended December 31, 2008, filed August 14, 2009

Item 9A(T). Controls and Procedures

1.   We note your proposed disclosures in response to our comments. Please further revise to refer to the proper date in your conclusion on the effectiveness of internal control over financial reporting. That is, since your fiscal year ends on December 31, 2008, you should not refer to your conclusion as of 'December 1, 2008.'

2.   We note your proposed disclosures in response to our comments. Please further revise to disclose in greater detail the nature of the material weakness identified in your disclosure. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weakness.

3.   We note your response to our prior comment 1 where you state you intend to amend your Form 10-K for the fiscal year ended December 31, 2008 to disclose management's conclusion that internal control over financial reporting was not effective as of December 31, 2008. However, your draft disclosure does not include the disclosure relating to disclosure controls and procedures. Please further revise to also include all the disclosures required by Item 307 of Regulation S-K, in addition to the disclosures required by Item 308(T) of Regulation S-K, in the amendment to your Form 10-K.

Exhibit 31

4.   We note your proposed disclosures in response to our comments. Please further revise to include the certification required by Item 601(b)(31) of Regulation S-K with respect to your principal financial officer in the amendment to your Form 10-K.

Amendment No 1 to the Form 10-Q for the Quarterly Period Ended March 31, 2009 filed August 14, 2009

Financial Statements

5.   We note from your response to prior comment 3 that you intend to restate your financial statements as of March 31, and June 30, 2009 and for the three and six months then ended for the correction of errors. Please provide the disclosures required by section 250-10-50 of FASB ASC (SFAS 154) in your Forms 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009.

Note 5. Debt

6.   With respect to your convertible notes payable to related party, please disclose, consistent with paragraph 850-10-50-1 of FASB ASC, the nature of the related party relationship. Please similarly amend your Form 10-Q for the quarterly period ended June 30, 2009.

7.   Please refer to prior comment 11 from our letter dated August 27, 2009. We note that you intend to change the amount of your loss on extinguishment of debt from $213,265 to $12,038,787 for the three months ended March 31, 2009. Please provide us with your underlying analysis and calculation of the loss on extinguishment with reference to your application of section 470-50 of FASB ASC.

8.   Please tell us why you no longer include any impact from the amortization of your debt discount in your results of operations for the three months ended March 31, 2009 as well as the for the quarterly period and six month period ended June 30, 2009.

Note 6. Derivative Liabilities

9.   We note your proposed disclosure in response to prior comment 3. Please further revise to disclose the significant assumptions used under the Black Scholes valuation method as of the dates you issued the convertible notes and warrants (the initial valuation). Please similarly revise your Form 10-Q for the quarterly period ended June 30, 2009.

10.   Please refer to prior comment 3. Please show us how you recorded the entire initial valuations of the conversion feature and warrants in the statements of operations. Please similarly address for your Form 10-Q for the quarterly period ended June 30, 2009.

Note 8. Stock Based Compensation

11.   We note your proposed disclosure in response to prior comment 6. Please further revise to disclose, as of the latest balance sheet date presented, the total compensation cost related to nonvested awards you have not yet recognized and the weighted-average period over which you expect to recognize the costs. Refer to paragraph 718-10-50-2(i) of FASB ASC.

Item 4T. Controls and Procedures

12.   Please refer to prior comment 1 in our letter dated August 27, 2009. While your response stated that you would remove the definition of disclosure controls and procedures from your conclusion, we continue to note that in your proposed disclosure you partially include that definition in your conclusion. As such, if you continue to include the definition, then revise the wording so that it is consistent with the entire two-sentence definition of disclosure controls and procedures which states that disclosure controls and procedures are "controls and other procedures of an issuer that are designed to ensure that

information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and "include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Refer to Rule 13a-15(e) of the Exchange Act. Please similarly apply to your Form 10-Q for the quarterly period ended June 30, 2009.

<u>Exhibit 31</u>

13.   We note your proposed disclosure in response to prior comment 4 in our letter dated August 27, 2009. As previously requested, please include the phrase 'based on our most recent evaluation of internal control over financial reporting,' in paragraph 5 and include certifications that are in the exact form as set forth in Item 601(b)(31) of Regulation S-K. Please similarly amend your June 30, 2009 Form 10-Q.

As appropriate, please amend your Form 10-K and Forms 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3604, if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212.

Sincerely,

Kate Tillan
Assistant Chief Accountant